Big Derby Distilling Company

ANNUAL REPORT

1250 Alaskan Way
Seattle, WA 98101
2065047604
copperworksdistilling.com

This Annual Report is dated May 1, 2026.

BUSINESS

Overview

Big Derby Distilling Company dba Copperworks Distilling Co. ("Copperworks" or the "Company") produces American Single Malt Whiskey, Gin, and Vodka all from a base of malted barley. We sell our spirits through our tasting room and retail store on the downtown Seattle Waterfront, at our tasting room location in Kenmore, WA, through distribution in bars, restaurants, grocery stores, and liquor stores throughout Washington, and with targeted in other domestic and international markets.

Copperworks is nationally recognized as a craft spirits industry leader and as one of the top producers of American Single Malt Whiskey, as indicated by the company being named "Distillery of the Year" in 2018 by the American Distilling Institute. We believe our sales history and enthusiastic customer response have proven that our products are exceptional and desirable, and we now plan to scale production and offer additional customer experience opportunities to meet unfilled demand and supply markets outside our home state.

Corporate Structure

Copperworks was initially organized as Derby Distilling Company, a Washington corporation on January 13, 2011, and formally changed its name to Big Derby Distilling Company on November 2, 2011.

The Company's Intellectual Property ("IP"):

The Company has US registered trademark for "COPPERWORKS" in class 033. The Company has US registered trademark for "MALTSMITH" in class 033. The Company has US registered trademark for "FARMSMITH" in class 033. The Company has US registered trademark for "PEATSMITH" in class 033.

Previous Offerings

Name: Non-Voting Common
Type of security sold: Equity
Final amount sold: $776,980.62
Number of Securities Sold: 1,992,258
Use of proceeds: Operations and production.
Date: April 29, 2020
Offering exemption relied upon: Regulation CF

Name: Non-Voting Common
Type of security sold: Equity
Final amount sold: $1,989,834.99
Number of Securities Sold: 3,926,255
Use of proceeds: Capital expenditures (90.5% of funds), Operations (4.5% of funds), Marketing (5% of funds).
Date: January 01, 2022
Offering exemption relied upon: Regulation CF

Name: Non-Voting Common
Type of security sold: Equity
Final amount sold: $604,720.85
Number of Securities Sold: 1,046,612
Use of proceeds: Capital expenditures (90.5% of funds), Operations (4.5% of funds), Marketing (5% of funds).
Date: July 29, 2023
Offering exemption relied upon: Regulation CF

Name: Non-Voting Common
Type of security sold: Equity
Final amount sold: $497,154.30
Number of Securities Sold: 766,987
Use of proceeds: Capital expenditures (90.5% of funds), Operations (4.5% of funds), Marketing (5% of funds).
Date: November 18, 2024
Offering exemption relied upon: Regulation CF

**REGULATORY INFORMATION**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Results of Operations

Year ended December 31, 2024 compared to year ended December 31, 2025.

Revenue:

Revenue for the fiscal year 2024 was $1,121,349.73 compared to $1,305,479.47 in fiscal year 2025. This increase is in large part due to growth of revenue at our Kenmore location.

Cost of Sales:

Cost of Sales for fiscal year 2024 was $454,437.12 compared to $378,928.37 in fiscal year 2025. This decrease is due to decreased sales to wholesale accounts (bars and restaurants) as well as a decreased need for production due to having sufficient inventory of whiskey products.

Gross Margins:

Gross profit in 2024 was $666,912.61, compared to $926,551.10 in 2025. Gross margins as a percentage of revenue increased from 59.5% in 2024 to 70.9% in 2025.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We believe historical cash flows may not be indicative of future revenue and cash flows because we have expanded our direct-to-consumer sales channels and expect to continue growing sales in those channel. As the Company shifts more of its business toward direct-to-consumer sales, it may benefit from higher-margin transactions and improved financial performance. If we are able to continue growing direct-to-consumer sales revenue, the Company may achieve sales and revenue levels materially greater than those experienced historically. As we have now limited production to the whiskey we need for targeted wholesale and direct to consumer sales, we hope to be profitable in the near future.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $5,112.37.

Debt

Creditor: Micah Nutt
Outstanding balance: $1,726,927.47
Interest rate: 5%
Material terms: If Company misses a payment, the interest rolls up into the principle and a penalty of the entire missed payment amount can be paid out via stock at fair market value with consent of Creditor.

Creditor: Micah Nutt
Outstanding balance: $814,278.77
Interest rate: 6%

Creditor: John Parker
Outstanding balance: $56,062.91
Interest rate: 4.1%

Creditor: Toyota Lift Northwest- lease agreement
Outstanding balance: $9,832.51
Interest rate: 3.988%

Creditor: Micah Nutt
Outstanding balance: $200,000.00
Interest rate: 6%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jason Parker

Jason Parker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO, Director, President, Secretary and Principal Account Officer
• Dates of Service: June 2011 — Present
• Responsibilities: Company leadership. Manage all board and committee meeting logistics. Jason Parker does not receive an annual salary, however, there are plans for Jason to begin taking a salary of approximately $75,000 per year starting this July. Jason presently holds 8,474,547 shares of Common Stock.

Other business experience in the past three years:

• Employer: Craft Maltsters Guild
Title: Associate Board Member
Dates of Service: January 2021 — Present
Responsibilities: Participate in committee work and advancement of the guild's mission to promote and educate the general public about the tradition of craft malting in North America.

Name: Micah Nutt

Micah Nutt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Vice President, Director
• Dates of Service: November 2011 — Present
• Responsibilities: Leadership and back-up to President. Micah Nutt does not receive an annual salary and presently holds 8,656,746 shares of Common Stock. Micah is not currently working for Copperworks in a day-to-day operational capacity.

Name: Jeffrey Kanof

Jeffrey Kanof's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director and Vice President
• Dates of Service: February 2019 — Present
• Responsibilities: Leadership. Back-up to President. Jeffrey Kanof has an annual salary of $94,000 and presently holds 3,019,245 shares of Common Stock.

Other business experience in the past three years:

• Employer: American Craft Spirits Association.
Title: Associate Board Member
Dates of Service: April 2018 — Present
Responsibilities: Serve on the Board of Directors for a Non-Profit Organization and act as the secretary/treasurer of the organization

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Micah Nutt
Amount and nature of Beneficial ownership: 8,656,746
Percent of class: 42.62%

Title of class: Common Stock
Stockholder Name: Jason Parker (2,000,000 shares); Big Derby Distilling Company 40l(k) Plan fbo Jason Parker (6,474,547 shares)
Amount and nature of Beneficial ownership: 8,474,547
Percent of class: 41.72%

RELATED PARTY TRANSACTIONS

Name of Person: Micah Nutt
Relationship to Company: Officer
Nature / amount of interest in the transaction: Issuer of an outstanding loan of $1,726,927.47 to the company with a due date of 11/09/2038.
Material Terms: Interest paid monthly at 5%. On November 9, 2023, the company issued a Promissory Note to the Co Founder, Director, and one of the biggest shareholders, Micah Nutt, in the amount of $1,677,387. The note bears an interest rate 5% and has maturity date set on November 9, 2038. As of May 9, 2024, the outstanding balance of the note is $1,726,927.47. If Company misses a payment, the interest rolls up into the principle and a penalty of the entire missed payment amount can be paid out via stock at fair market value with consent of Creditor.

Name of Person: Micah Nutt
Relationship to Company: Officer
Nature / amount of interest in the transaction: Issuer of an outstanding loan of $814,278.77 to the company with a due date of 10/31/2024
Material Terms: Interest rate of 6%. On April 30, 2024 the company issued a Promissory Note to the Co-Founder, Director, and one of the biggest shareholders.

Name of Person: John Parker
Relationship to Company: Family member
Nature / amount of interest in the transaction: Issuer of outstanding loan of $56,062.91
Material Terms: Loan of $56,062.91, 5.3% interest rate, Maturity date of 11/20/2024. On November 20, 2022, the company issued a Promissory Note to John D. Parker, who is the father of the co-founder and president, Jason Parker.

Name of Person: Micah Nutt
Relationship to Company: Officer
Nature / amount of interest in the transaction: Issuer of an outstanding loan of $200,000 to the company with a due date of 10/31/2024.
Material Terms: Interest rate of 6%. On June 11, 2024 the company issued a Promissory Note to the Co-Founder, Director, and one of the biggest shareholders.

OUR SECURITIES

The Company has authorized Common Stock and Non-Voting Common Stock.

Common Stock
• Authorized: 37,000,000
• Outstanding: 20,310,538
• Voting Rights: 1 vote per share.
• Material Rights: The Corporation, its holders of Voting Common Stock and its holders of Non-Voting Stock (the "Voting Common Shareholders," the "Non-Voting Common Shareholders, and the "Shareholders" as defined) were party to a certain Second Amended and Restated Shareholder Agreement which governed the ownership of the shares of the Corporation's classes of common stock owned by such holders.

Please see below for a summary of the rights for the Company's Voting Common Stock. Please also see Exhibit F of the Offering Memorandum to Form C for the Second Amended and Restated Shareholder Agreement.

Right of First Offer. Subject to the terms and conditions of this Subsection and applicable securities laws, if the Corporation proposes to offer or sell any New Securities (as defined herein) to any Voting Common Shareholder or the immediate family members of such Voting Common Shareholder (the "Offered Shareholder"), the Corporation shall concurrently offer New Securities to each other Voting Common Shareholder. A Voting Common Shareholder shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of such Voting Common Shareholder ("Shareholder Beneficial Owners"); provided that each such affiliate or Shareholder Beneficial Owner agrees to enter into this Agreement as a "Shareholder".

Restrictions on Transfer. Except as permitted by Section 2(b) of the Second Amended & Restated Shareholder Agreement, a Shareholder will not sell, assign, transfer, pledge, hypothecate, encumber, gift, bequeath, or dispose of in any way (a "Transfer"), all or any part of or any interest in the shares of Common Stock now or hereafter owned or held by such Shareholder without complying with the provisions set forth in Section 2(c) and Section 4 in the Second Amended & Restated Shareholder Agreement. In the event a Transfer is permitted by the terms set forth in this Agreement, each Shareholder agrees that he or she will not, directly or indirectly, Transfer any of the shares of Common Stock except as permitted under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), and other applicable federal and state securities laws, and, if requested by the Corporation, only upon delivery to the Corporation of a written opinion of counsel in form and substance satisfactory to the Corporation to the effect that such Transfer may be effected without registration under the Securities Act

Permitted Transfer. Notwithstanding anything to the contrary in Sections 3 or 4 of the Second Amended & Restated Shareholder Agreement, subject to the limitations set forth in Section 2(a) of the Second Amended & Restated Shareholder Agreement, a Shareholder may Transfer the shares of Common Stock held by such Shareholder to the shareholder's spouse or any member of Shareholder's immediate family, or to a custodian, trustee, personal representative, or other fiduciary for the account of the Shareholder's spouse or members of the Shareholder's immediate family, or to a trust for the Shareholder's own self, in each case where such transfer is strictly for estate planning purposes. For the avoidance of doubt, except for a Transfer pursuant to Section 3 of the Second Amended & Restated Shareholder Agreement, the Transfer of Non-Voting Common Stock shall be permitted only on the terms set forth in this Section 2(b).

Drag-Along Right. In the event that one or more Shareholders holding together more than fifty percent (50%) of the then-current issued and outstanding shares of Voting Common Stock (the "Majority Shareholders") desire to sell shares of Common Stock held by such Majority Shareholders representing at least a majority of the shares of Common Stock held by all Shareholders in one or more related arm's length transactions (a "Sale"), then, upon delivery of a Sale Notice pursuant to Section 3(b) hereof, each of the other Shareholders (the "Minority Shareholders") shall be obligated as such Sale may require to: (i) sell, transfer, and deliver or cause to be sold, transferred or delivered to the acquirer or acquirers in such Sale, an equivalent proportion of the Common Stock held by the Minority Shareholders on the same terms and conditions as the Majority Shareholders shall sell their shares of Common Stock in the Sale, which terms and conditions shall not be materially less favorable to the Minority Shareholders than as set forth in the Sale Notice (as defined below) (without taking into consideration any consulting, non- competition or similar agreement or arrangement that may be offered to the Majority Shareholders in connection with the Sale); provided, however, that the terms of the Sale shall take into account the relative values of the Voting Common Stock and Non-Voting Common Stock with respect to differences in voting rights of each; (ii) vote all such Minority Shareholder's shares of Common Stock at any meeting of the shareholders called in part for such purpose (or execute a written consent in lieu thereof) in favor of the Sale; and (iii) refrain from exercising any applicable dissenters' rights or rights of appraisal under applicable law at any time with respect to such matters. If the Corporation is unable, for any reason whatsoever, to secure the signature of any Shareholder to any applicable document in connection with such Sale, then by signing this Agreement such Shareholder hereby irrevocably designates and appoints the Corporation's Board of Directors (or any designee thereof) as such Shareholder's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

Tag-Along. In the event of a Sale which does not include a Sale Notice exercising the drag-along rights set forth in Drag-Along Right language, then each Minority Shareholder owning shares of Voting Common Stock (a "Tag-along Shareholder") shall have a right to sell a proportionate number of such Tag-along Shareholder's shares of Common Stock of the class of share proposed to be included in the Sale to the proposed transferee under terms and conditions that are not materially less favorable than those offered to the Majority Shareholders as part of such transferee's acquisition of the shares of Common Stock ("Tag-along Right").
Non-Voting Common Stock
• Authorized: 25,000,000

• Outstanding: 7,115,284
• Material Rights: PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 7(g)(i-ii) in the Subscription Agreement.

By agreeing to invest in this offering, you are agreeing to join the Second Amended and Restated Shareholder Agreement as a Non-Voting Common Shareholder. Please see below for a summary of the material rights associated with the Company's Non-Voting Common Stock for this offering. Please see Exhibit F of the Form C's Offering Memorandum.

For the purposes of the Shareholder Agreement, the shares of Voting Common Stock and Non-Voting Common Stock are collectively known as the "Common Stock."

Restrictions on Transfer. Except as permitted by Section 2(b) of the Second Amended & Restated Shareholder Agreement, a Shareholder will not sell, assign, transfer, pledge, hypothecate, encumber, gift, bequeath, or dispose of in any way (a "Transfer"), all or any part of or any interest in the shares of Common Stock now or hereafter owned or held by such Shareholder without complying with the provisions set forth in Section 2(c) and Section 4 in the Second Amended & Restated Shareholder Agreement. In the event a Transfer is permitted by the terms set forth in this Agreement, each Shareholder agrees that he or she will not, directly or indirectly, Transfer any of the shares of Common Stock except as permitted under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), and other applicable federal and state securities laws, and, if requested by the Corporation, only upon delivery to the Corporation of a written opinion of counsel in form and substance satisfactory to the Corporation to the effect that such Transfer may be effected without registration under the Securities Act

Permitted Transfer. Notwithstanding anything to the contrary in Sections 3 or 4 of the Second Amended & Restated Shareholder Agreement, subject to the limitations set forth in Section 2(a) of the Second Amended & Restated Shareholder Agreement, a Shareholder may Transfer the shares of Common Stock held by such Shareholder to the shareholder's spouse or any member of Shareholder's immediate family, or to a custodian, trustee, personal representative, or other fiduciary for the account of the Shareholder's spouse or members of the Shareholder's immediate family, or to a trust for the Shareholder's own self, in each case where such transfer is strictly for estate planning purposes. For the avoidance of doubt, except for a Transfer pursuant to Section 3 of the Second Amended & Restated Shareholder Agreement, the Transfer of Non-Voting Common Stock shall be permitted only on the terms set forth in this Section 2(b).

Drag-Along Right. In the event that one or more Shareholders holding together more than fifty percent (50%) of the then-current issued and outstanding shares of Voting Common Stock (the "Majority Shareholders") desire to sell shares of Common Stock held by such Majority Shareholders representing at least a majority of the shares of Common Stock held by all Shareholders in one or more related arm's length transactions (a "Sale"), then, upon delivery of a Sale Notice pursuant to Section 3(b) hereof, each of the other Shareholders (the "Minority Shareholders") shall be obligated as such Sale may require to: (i) sell, transfer, and deliver or cause to be sold, transferred or delivered to the acquirer or acquirers in such Sale, an equivalent proportion of the Common Stock held by the Minority Shareholders on the same terms and conditions as the Majority Shareholders shall sell their shares of Common Stock in the Sale, which terms and conditions shall not be materially less favorable to the Minority Shareholders than as set forth in the Sale Notice (as defined below) (without taking into consideration any consulting, non- competition or similar agreement or arrangement that may be offered to the Majority Shareholders in connection with the Sale); provided, however, that the terms of the Sale shall take into account the relative values of the Voting Common Stock and Non-Voting Common Stock with respect to differences in voting rights of each; (ii) vote all such Minority Shareholder's shares of Common Stock at any meeting of the shareholders called in part for such purpose (or execute a written consent in lieu thereof) in favor of the Sale; and (iii) refrain from exercising any applicable dissenters' rights or rights of appraisal under applicable law at any time with respect to such matters. If the Corporation is unable, for any reason whatsoever, to secure the signature of any Shareholder to any applicable document in connection with such Sale, then by signing this Agreement such Shareholder hereby irrevocably designates and appoints the Corporation's Board of Directors (or any designee thereof) as such Shareholder's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Non-Voting Common Stock in the amount of up to $617,999.64 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and

services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Non-Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Non-Working Officer
Micah Nutt is now a non-working officer. As such, it is likely that the company will not make the same progress as it would if he were working part or full time.

Small Business
Our future success depends on the efforts and relationships of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Industry/Whiskey
The current distilled spirits market growth could slow or stop in the future which may adversely effect the company.

Reduction of Tourism
A portion of our future success depends on the tourism on the Seattle waterfront. Construction projects, pandemics, natural disaster, and other factors may reduce the level of tourism based traffic and therefore have an adverse effect on the company.

Supplier
A portion of our future success is attributable to our relationships with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely effect the company.

Political

The political climate could change such that it is more challenging to sell our products in various markets and/or obtain the materials needed to create our products. For example, increased or extended tariffs and/or embargos with certain countries would adversely effect the company.

Competition

The distilled spirits industry is fiercely competitive. The company will face competition from other craft distillers as well as

mass market distilleries and conglomerates with much larger marketing budgets.

Covid-19 Risk Factor

Our results of operations may be negatively impacted by the coronavirus outbreak or other similar events in the future. In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020. The impacts of the outbreak have been vast and are still ongoing. We currently rely on third-party suppliers and manufacturers in China or other countries impacted by COVID-19. This outbreak has resulted in the extended shutdown of certain businesses in China and otherwise, which may in turn result in disruptions or delays to our supply chain or supply chains of parties we contract with. Any disruption of our suppliers and their contract manufacturers will likely impact our sales and operating results. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our products. In addition, Washington State and the area in and around Seattle have previously responded with local restrictions which have, and could in the future continue to, negatively impact our business or the businesses of third parties we contract with.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.

These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Big Derby Distilling Company
By /s/ *Jason Parker*
Title: CEO, President, Director.

By /s/ *Jason Parker*
Name: Jason Parker
Title: CEO, President, Director.

By /s/ *Jason Parker*
Name: Jason Parker
Title: Principal Accounting Officer

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

Big Derby Distilling Company

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Bank Accounts	$0.00
Cash Exchange	290.00
Cash Exchange - Kenmore	300.00
Checking Account - Wells Fargo Bank	3,672.73
Petty Cash	404.64
Petty Cash - Kenmore	370.00
Sale Receipts	0.00
Savings Account #1259	75.00
Total for Bank Accounts	**$5,112.37**
Total for Bank Accounts	**$5,112.37**
Accounts Receivable	
Accounts Receivable	6,112.29
Total for Accounts Receivable	**$6,112.29**
Other Current Assets	
A/R Other	0.00
Cash Clearing - Anyroad	14,986.30
Cash Clearing - Cash Deposits	2,932.71
Cash Clearing - PayPal	1,037.45
Cash Clearing - Payroll	0.00
Cash Clearing - Shopify	0.00
Cash Clearing - Square	11,722.40
Cash Clearing - Toast	0.00
Cash Clearing - Unapplied Customer Receipts	-1,538.39
Deposit in Transit	0.00
Drum Deposit	0.00
Excise Tax Over/Under Paid	0.00
Inventory Asset	$0.00
Finished Goods	$0.00
Barrel Gin	-5,356.56
Gin	-18,895.95
New Make Whiskey	0.00
Other Producers	1,026.07
Vodka	-2,791.17
Whiskey	-94,092.94

Balance Sheet

Big Derby Distilling Company

As of Dec 31, 2025

	TOTAL
Total for Finished Goods	**-$120,110.55**
IA Raw Materials	$0.00
IA 2013 - Raw Materials	0.00
IA Barrel	2,439.00
IA Botanicals	0.00
IA Bottles	14,588.80
IA Corks	21,664.30
IA GNS	0.00
IA Labels - Food	0.00
IA Labels - Spirits	29,643.02
IA Malt	0.00
IA Yeast	0.00
Total for IA Raw Materials	**$68,335.12**
Merchandise	16,988.32
WIP (Work in Process)	$0.00
Gin in Barrels	42,797.00
Other WIP	109,108.00
Whiskey in Barrels	1,685,961.18
Total for WIP (Work in Process)	**$1,837,866.18**
Work in Process	
Contracted Wash - BS	0.00
Total for Work in Process	**$0.00**
Total for Inventory Asset	**$1,803,079.07**
Inventory Asset-1	0.00
Jason Parker Advance	0.00
Loan Interest Payable	10,302.29
Micah Nutt Advance	0.00
Prepaid Expense	0.00
Shareholder Receivable	0.00
Uncategorized Asset	0.00
Undeposited Funds	840.00
Total for Other Current Assets	**$1,843,361.83**
Total for Current Assets	**$1,854,586.49**
Fixed Assets	
Accumulated Depreciation	-1,316,683.76
Back Bar	14,222.80
Capital Lease - Toyota Lift Northwest	29,933.00
Construction in Progress	318,870.44
Furniture - Kenmore	50,756.09

Balance Sheet

Big Derby Distilling Company

As of Dec 31, 2025

	TOTAL
Leasehold Improvement	$859,340.64
Bathroom	6,058.75
Construction Services - MEP	31,865.19
Constrution Supplies & Material	0.00
Decoration & Decor	12,615.00
Leasehold Improvements - CIP	516,590.72
Total for Leasehold Improvement	**$1,426,470.30**
Office Furniture & Equipment	$3,889.43
Office Furniture	0.00
Technology Equipment	15,587.17
Total for Office Furniture & Equipment	**$19,476.60**
Production Equipment	$1,758.64
Cellar	195,446.79
Stillhouse	723,128.45
Warehouse	$1,776.00
Barrel	0.00
Barrel Rack	5,491.22
Warehouse Structure	4,095.91
Total for Warehouse	**$11,363.13**
Total for Production Equipment	**$931,697.01**
Restaurant Equipment - Kenmore	19,543.50
Signage	23,702.37
Software	2,000.00
Tasting Room	48,142.02
Tools	0.00
Vehicle	7,999.00
Total for Fixed Assets	**$1,576,129.37**
Other Assets	
Accumulated Amortization	-36,794.02
Deferred Tax Asset	220,500.00
Deferred Tax Valuation Allowance	-220,500.00
J. Parker Loan	0.00
Loan Originating Fees	16,285.50
Logo Design Copperworks	155,362.30
Operating lease right-of-use asset - 51 University	2,001,193.79
Operating lease right-of-use asset - 55 University	0.00
Operating lease right-of-use asset - Kenmore	880,903.06
Rent Deposit	43,563.83
Start Up Cost	0.00
Website	4,850.00
Total for Other Assets	**$3,065,364.46**
Total for Assets	**$6,496,080.32**

Balance Sheet

Big Derby Distilling Company

As of Dec 31, 2025

	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	190,021.26
Total for Accounts Payable	**$190,021.26**
Credit Cards	
#0296/4339/8558 WF CC - Mara Funk	1,418.35
#1361/4905/5175 WF CC - Thomas	225.71
#2303 WF Credit Card - Aubrey	0.00
#4536/1458 WF CC - Jack	4,354.82
#5819/4140/5145/6684 - WF Credit Card - Jason	32,215.51
#6971/0618/7488/1650/3965/3473 - WF CC - Jeff	5,357.59
AmEx CC #61006	3,860.46
Uncategorized CC Account	0.00
Total for Credit Cards	**$47,432.44**
Other Current Liabilities	
Accrued Liabilities	0.00
City of Seattle Payable	$0.00
Sales Tax Payable	0.00
Total for City of Seattle Payable	**$0.00**
Deferred Rent	0.00
Department of Revenue Payable	$0.00
Sales Tax Payable	5,440.35
Total for Department of Revenue Payable	**$5,440.35**
Deposits, Non-rental	10,311.00
Event Deposits Payable	0.00
Gift Certificate	20,399.56
Loan Payable - Jason Parker	5,000.00
Loan Payable - John Parker	61,055.89
Loan Payable - Micah Nutt 2024 #2	146,525.66
Loan Payable - WebBank	0.00
Operating lease liability current portion - 51 University	114,932.60
Operating lease liability current portion - Kenmore	80,119.74
Payroll 401K Payable	0.00
Payroll Liabilities - EE	$0.00
PT/P L&I	0.00

Balance Sheet

Big Derby Distilling Company

As of Dec 31, 2025

	TOTAL
Total for Payroll Liabilities - EE	**$0.00**
Payroll Liabilities - ER	0.00
Payroll Liabilities - WA L&I	6,702.22
Salary Payable	0.00
Tax Liabilities	
B&O Tax Payable	0.00
Liter Tax Payable	14,314.14
Sales Tax Payable	0.00
Taxes Payable	-9,996.47
WA Spirit Sales Tax Payable	71,514.07
Total for Tax Liabilities	**$75,831.74**
WA State DOR Payable	$0.00
Sales Tax Payable	0.00
Total for WA State DOR Payable	**$0.00**
Total for Other Current Liabilities	**$526,318.76**
Total for Current Liabilities	**$763,772.46**
Long-term Liabilities	
Loan Payable - ACE Funding 2024	0.00
Loan Payable - Toyota Lift Northwest	1,008.69
Long Term - Notes Payable	2,822,175.80
Long-term operating lease liability - 51 University	1,915,107.28
Long-term operating lease liability - Kenmore	797,138.39
Shareholder Loan Payable	0.00
Total for Long-term Liabilities	**$5,535,430.16**
Total for Liabilities	**$6,299,202.62**
Equity	
Capital Paid-In - 401k Plan	346,388.30
Capital Paid-In - Officer 1	100,000.00
Capital Paid-In - Officer 2	100,000.00
Capital Stock	550,224.75
Non-Voting Paid in Capital	3,861,626.92
Opening Balance Equity	0.00
Shareholder Receivable Equity	-525,891.00
Retained Earnings	-3,521,742.32
Net Income	-713,728.95
Total for Equity	**$196,877.70**
Total for Liabilities and Equity	**$6,496,080.32**

Profit and Loss

Big Derby Distilling Company

January-December, 2025

	TOTAL
Income	
Discounts given	-12.00
Distributor	-$3,517.63
ASMW - Export	0.00
ASMW - Standard Release	28,135.40
Cask Finished Gin - Limited Edition	0.00
Cask Finished Gin - Standard	4,800.00
Gin	8,256.00
Plum Gin	7,753.72
Vodka	2,774.40
Total for Distributor	**$48,201.89**
Rental Space Income	12,907.51
Retail Income	
Liquor Retail Sales	-$520.00
3rd Party Wine	-547.20
Gin Retail Sales	76,277.68
New Make 125, Retail Sales	0.00
Vodka Retail Sales	6,708.70
Whiskey, Retail Sales	411,225.59
Total for Liquor Retail Sales	**$493,144.77**
Merchandise Sales Taxable	90,547.86
Tour & Tasting Fees	619,256.39
Total for Retail Income	**$1,202,949.02**
Retail Income Non-Taxable	
Merchandise Sales Non Taxable	3,808.60
Total for Retail Income Non-Taxable	**$3,808.60**
Sales of Product Income	16,435.30
Services	18,293.88
Wholesale	
Barrel Gin Off-Premise	176.34
Barrel Gin On-Premise	0.00
Gin Wholesale, Off-Premise	0.00
Whiskey, Off-premise sales	2,718.93
Whiskey, On-premise sales	0.00
Total for Wholesale	**$2,895.27**
Total for Income	**$1,305,479.47**
Cost of Goods Sold	
COGS Finished Goods	
COGS Barrel Gin	9,824.55
COGS Gin	47,201.95
COGS Vodka	5,380.17
COGS Whiskey	225,143.94

Profit and Loss

Big Derby Distilling Company

January-December, 2025

	TOTAL
Distilled Spirits Tax	2,100.14
Order Discounts	33,859.06
Shipping, Freight & Delivery - COS	3,725.79
Total for COGS Finished Goods	**$327,235.60**
COGS Merchandise	$2,720.71
Freight Costs & Import Fees	42,072.30
Total for COGS Merchandise	**$44,793.01**
Distributor Sample Costs	6,899.76
Total for Cost of Goods Sold	**$378,928.37**
Gross Profit	**$926,551.10**
Expenses	
Bad Debt Expense	300.00
Cocktail Supplies - Liquor	10,641.14
Cocktail Supplies - Non-Liquor	34,010.28
Event Space Rental Expenses	200.00
General and Administrative	
Cleaning & Bathroom Supplies	528.57
Computer & Web Expenses	500.01
Financial Expenses	
Amortization Expense	7,692.00
Banking & Transaction Fees	38,234.85
Depreciation Expense	39,384.00
Interest Expense	-4,437.04
Total for Financial Expenses	**$80,873.81**
General Labor	200.00
Insurance Expenses	617.50
Meals & Entertainment	10,699.54
Membership Dues & Subscriptions	8,590.72
Office Supplies	6,707.72
Payroll Expenses	
Benefits & Admin Fees	31,061.80
Employee Benefits	33,187.72
Payroll Service Processing Fee	499.32
Payroll Taxes-ER	84,653.09
Salary and Wage	585,496.52
Tips	1,293.21
Total for Payroll Expenses	**$736,191.66**
Postage & Shipping Supplies	142.24
Professional Services	68,259.95
Rent Expense - G&A	164,560.58
Repairs & Maint, non-production equip	225.16
Software Monthly Fees	27,167.68

Profit and Loss

Big Derby Distilling Company
January-December, 2025

	TOTAL
Taxes, License, Permits, Fees	$21,177.23
B&O Tax	3,551.45
Late Tax Payment Fee	1,098.42
Out of State Liquor Tax	134.90
Penalties	2,000.00
Total for Taxes, License, Permits, Fees	**$27,962.00**
Training and Development	182.26
Travel Expense	$59.00
Local Transportation	39.98
Lodging	153.96
Mileage	640.28
Total for Travel Expense	**$893.22**
Utilities	17,052.28
Total for General and Administrative	**$1,151,354.90**
Marketing/Communication & Sales	$297.80
Advertising	12,077.98
Collateral and Materials	643.57
Competition and Award Fees	695.00
Donations	76.23
Marketing Event Supplies/Expense	3,633.83
Public Relations	19,294.64
Tasting Room Samples	229.62
Website & Social Media	322.42
Total for Marketing/Communication & Sales	**$37,271.09**
Membership Dues & Subscriptions	65.00
Production Expenses	
Barrels	232.50
Cellar Equipment	-1,783.51
Contracted Wash	3,177.33
Production Depreciation	53,856.00
Production Equipment Rent/Lease	7,195.06
Production Supplies	3,412.77
Raw Materials	$1,954.25
Botanicals	628.25
Bottles	11,299.56
Corks	8,776.40
Labels - Spirits	24,167.75
Yeast	206.87
Total for Raw Materials	**$47,033.08**
Rent Expense - Barrel Storage	17,521.53
Rent Expense - Production	192,737.40
Repairs & Maintenance - Prod	5,637.12
Truck Rental, incl fuel	1,293.35

Profit and Loss

Big Derby Distilling Company

January-December, 2025

	TOTAL
Utilities	5,283.11
Total for Production Expenses	**$335,595.74**
QuickBooks Payments Fees	28.18
Tasting Room Expenses	$3,764.60
Depreciation Tasting Room	75,000.00
POS Fees	2.00
Repairs & Maintenance - Tasting Room	11,640.91
Supplies - Tasting Room	34,240.15
Total for Tasting Room Expenses	**$124,647.66**
Total for Expenses	**$1,694,113.99**
Net Operating Income	**-$767,562.89**
Other Income	
Cash Back	508.03
Other Income	1,452.63
Sale of Fixed Assets	2,100.00
Total for Other Income	**$4,060.66**
Other Expenses	
Ask My Accountant	-50,496.29
Distributor Service & Freight Expense	723.01
Total for Other Expenses	**-$49,773.28**
Net Other Income	**$53,833.94**
Net Income	**-$713,728.95**

Statement of Cash Flows

Big Derby Distilling Company
January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-713,728.95
Adjustments to reconcile Net Income to Net Cash provided by operations:	
#0296/4339/8558 WF CC - Mara Funk	900.20
#0789/3303 - C1 Credit Card, Jason (deleted)	59.00
#1361/4905/5175 WF CC - Thomas	218.11
#2303 WF Credit Card - Aubrey	0.00
#4536/1458 WF CC - Jack	4,249.57
#5819/4140/5145/6684 - WF Credit Card - Jason	30,323.01
#6971/0618/7488/1650/3965/3473 - WF CC - Jeff	3,152.82
Accounts Payable	144,808.59
Accounts Receivable	17,361.87
AmEx CC #61006	3,860.46
Cash Clearing - Anyroad	-14,986.30
Cash Clearing - Cash Deposits	-2,932.71
Cash Clearing - PayPal	-452.30
Cash Clearing - Payroll	0.00
Cash Clearing - Shopify	1,789.92
Cash Clearing - Square	-11,722.40
Cash Clearing - Toast	2,747.57
Cash Clearing - Unapplied Customer Receipts	1,538.39
City of Seattle Payable	0.00
Construction in Progress	-793.44
Department of Revenue Payable	0.00
Department of Revenue Payable:Sales Tax Payable	-2,738.45
Deposits, Non-rental	6,000.00
Gift Certificate	-809.18
Inventory Asset:Finished Goods:Barrel Gin	9,824.55
Inventory Asset:Finished Goods:Gin	47,201.95
Inventory Asset:Finished Goods:New Make Whiskey	0.00
Inventory Asset:Finished Goods:Other Producers	-480.00
Inventory Asset:Finished Goods:Vodka	5,380.17
Inventory Asset:Finished Goods:Whiskey	220,568.94
Inventory Asset:Merchandise	-6,526.18
Jason Parker Advance	0.00
Loan Interest Payable	-10,302.29
Loan Payable - Jason Parker	5,000.00
Loan Payable - John Parker	0.00
Loan Payable - Micah Nutt 2024 #2	-46,061.83
Payroll 401K Payable	0.00
Payroll Liabilities - EE	0.00
Payroll Liabilities - ER	0.00
Payroll Liabilities - WA L&I	4,145.06
Salary Payable	0.00
Tax Liabilities:Liter Tax Payable	11,485.95
Tax Liabilities:Taxes Payable	-9,996.47
Tax Liabilities:WA Spirit Sales Tax Payable	59,123.66

Statement of Cash Flows

Big Derby Distilling Company

January-December, 2025

FULL NAME	TOTAL
Uncategorized Asset	0.00
Uncategorized CC Account	0.00
WA State DOR Payable	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$471,938.24**
Net cash provided by operating activities	**-$241,790.71**
INVESTING ACTIVITIES	
Accumulated Amortization	7,692.00
Accumulated Depreciation	168,240.00
Leasehold Improvement	-7,375.52
Leasehold Improvement:Construction Services - MEP	-14,728.05
Tasting Room	-2,545.59
Net cash provided by investing activities	**$151,282.84**
FINANCING ACTIVITIES	
Loan Payable - Toyota Lift Northwest	-5,052.74
Long Term - Notes Payable	-9,742.31
Non-Voting Paid in Capital	3,444.05
Net cash provided by financing activities	**-$11,351.00**
NET CASH INCREASE FOR PERIOD	**-$101,858.87**
Cash at beginning of period	**$107,811.24**
CASH AT END OF PERIOD	**$5,952.37**

| | Common Stock | | | Additional Paid-in | Subscription | | |
	Shares outstanding	Par value per share	Common Stock	Capital	Receivable	Accumulated Deficit	Total
Balance at December 31, 2024	28,371,200	$ 0.001	$ 28,371	$ 4,926,425	$ (525,891)	$ (3,521,742)	$ 907,163
Issuance of common stock	485,332	$ 0.001	485	-	-	-	-
Net loss						(713,729)	(713,729)
Balance at December 31, 2025	28,856,532	$ 0.001	28,857	$ 4,925,939	$ (525,891)	$ (4,235,471)	$ 193,434

NOTE 1 – NATURE OF OPERATIONS

Big Derby Distilling Company, doing business as Copperworks Distilling Company, was formed on January 13, 2011 ("Inception") in the State of Washington. The financial statements of Big Derby Distilling Company (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

The Company produces American Single Malt Whiskey, Gin, and Vodka all from a base of malted barley. We sell our spirits through our tasting room and retail store on the downtown Seattle waterfront, through distribution in bars, restaurants, grocery stores, and liquor stores throughout Washington, and with targeted distribution in other markets. The Company also has an additional retail location in Kenmore, Washington.

Copperworks is nationally recognized as a craft spirits industry leader and as one of the top producers of American Single Malt Whiskey, as indicated by the company being named "Distillery of the Year" in 2018 by the American Distilling Institute. Our sales history and enthusiastic customer response have proven that our products are exceptional and desirable, and we now plan to scale production and offer additional customer experience opportunities to meet unfilled demand and supply markets outside our home state.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of products or services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Washington state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the past three years, or as allowed by law. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company has debt, mostly in the form of low-interest, long-term loans issued from the Co-founder Micah Nutt. There is also a loan in place with John Parker, father of Company President Jason Parker. The following loans are in place on Dec 31, 2025:
• $150,470.33 to Micah Nutt, 6% interest, due November 1, 2028
• $2,992,598.50 to Micah Nutt, 6% interest, due November 9, 2038
• $61,055.89 to John Parker, 4.1% interest, due December 31, 2026

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company holds two long-term leases, as described below:

> 1. 15-year lease with 5-year renewal on primary production, storage, and sales located at 1250 Alaskan Way, Seattle, WA 98101.

2. 5-year lease with 5-year renewal on additional tasting room located at 7324 NW 175th St, Kenmore, WA 98028.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 62,000,000 shares of our common stock with no part value. As of December 31, 2025 the company has currently issued 28,856,532 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Co-founder and Vice President Micah Nutt has loaned the Company $150,470.33 at 6% interest, due November 1, 2028

Co-founder and Vice President Micah Nutt has loaned the Company $2,992,598.43 at 6% interest, due November 9, 2038

John Parker, father of Company President Jason Parker, has loaned the Company $61,055.89 at 4.1% interest, due December 31, 2026

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 27, 2026, the issuance date of these financial statements. Subsequent events include extending the Kenmore 5-year lease with 5-year renewal at 7324 NW 175th St, Kenmore, WA 982028 to include an additional building space of 4,104 square feet and outdoor space of 4,875 square feet.

I, Jason Parker, the President of Big Derby Distilling Company DBA Copperworks Distilling Company hereby certify that the financial statements of Big Derby Distilling Company DBA Copperworks Distilling Company and notes thereto for the periods ending December 31, 2025 included in this Form C-AR are true and complete in all material respects. Big Derby Distilling Company dba Copperworks Distilling Company has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 27th of April, 2026.

_____
Signature

Jason Parker

President

April 27, 2026